January 21, 2011

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Compuware Corporation
Form 10-K for the fiscal year ended March 31, 2010
Filed on May 27, 2010
File No. 000-20900

Dear Mr. Gilmore:

On behalf of Compuware Corporation, a Michigan corporation (the “Company” or “Compuware”), I am responding to the Staff’s comment letter dated January 3, 2011 with respect to Compuware’s Form 10-K for the fiscal year ended March 31, 2010.  I have set forth below each question contained in the Staff’s comment letter, followed by our response thereto.

Form 10-K for the Fiscal Year Ended March 31, 2010

Item 1.  Business

General

1.
We note that you have not provided any discussion of backlog in the filing, but refer to backlog with respect to Covisint in your fourth quarter earnings conference call on May 20, 2010.  To the extent material, information regarding backlog should be disclosed as required by Item 101(c)(1)(viii) of Regulation S-K.  Please tell us what consideration you gave to disclosing firm backlog orders with respect to any of your segments or business as a whole.

Response

Compuware operates in four business segments:  products, web performance services, professional services and application services.  Following is a discussion of backlog for each of these segments.

Compuware considers backlog orders (“backlog”) for the products and web performance services segments as contractually committed arrangements with a customer for which the associated revenue has not been recognized (i.e. firm orders).  For these segments, we record the unrecognized amount of each contractually committed arrangement as deferred revenue in our consolidated balance sheet; therefore, the deferred revenue balance is equal to the segments’ backlog balance.

For our products and web performance services segment, the deferred revenue or backlog balance was $829.7 million as of March 31, 2010.  Although this information was not disclosed in the Item 1. Business section, we did provide disclosure in Item 8. Financial Statements and Supplementary Data of Form 10-K for the fiscal year ended March 31, 2010 of our deferred revenue balance, including the annual fiscal periods in which the deferred revenue will be recognized.  In future Form 10-K filings, we will either include backlog information for our products and web performance services segment in the Item 1. Business section or cross reference to the information in Item 7 or Item 8 to the extent it complies with the requirements of Item 1.

For our professional services segment, the majority of our services contracts are terminable by the client on short term notice or without notice therefore there is no contractual backlog for these arrangements.  For a small subset of our arrangements related to multiple element contracts that include our products, deferred revenue is reflected on the balance sheet for amounts contractually committed but not recognized into revenue as of the balance sheet date which represents the segment’s backlog.  As of March 31, 2010, the deferred revenue or backlog balance associated with our professional services segment was $15.7 million.

For our application services segment (Covisint), we consider the backlog balance to be up to five years of contractually committed arrangements, plus up to three years of anticipated renewal revenue associated with certain annual contracts that we believe are highly likely to be renewed.  As of March 31, 2010 the backlog balance associated with our application services segment was $85.2 million of which $23.0 million was billed and included in deferred revenue.

We do not consider the backlog balances for our professional services and application services segments to be material to the Company as a whole.  If the backlog balance does become material or if we continue to disclose it in future quarterly earnings calls, we will include the information in future 10-K filings in Item 1. Business or cross reference to the information in Item 7 or Item 8 to the extent it complies with the requirements of Item 1.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Overview, page 29

2.
Aside from your brief discussion of certain key initiatives in fiscal 2010 (i.e., the Gomez acquisition and certain divestitures), your “Overview” appears to be more in the nature of a summary of certain financial results than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company’s financial condition and operating results.  In this regard, we note significant discussion during your fourth quarter earnings call on May 20, 2010 regarding specific growth drivers, analyzing segment performance, and detailing expectations for fiscal 2011.  Further, during that call your chief financial officer noted that in fiscal 2010 the company “materially redefined [its] market strategy and corporate focus.”  Consider expanding your “Overview” to provide a balanced discussion of the foregoing matters, economic or industry-wide factors relevant to the company, and the material operational risks and challenges facing you and how management is dealing with these issues.  Refer to Section III.A of SEC Release No. 33-8350.

Response

We believe that all material items impacting the financial performance of the Company were disclosed throughout the sections of our MD&A.  However, as requested, beginning with our Form 10-Q for the quarter ended December 31, 2010, we will revise our “Overview” section to include a balanced, executive-level discussion regarding the most important matters on which our executives focus when evaluating the financial condition and operating results of the Company.  The “Overview” will also consider economic and industry-wide factors relevant to the Company, and the material operational risks and challenges facing us and how management is dealing with these issues.

Management’s Discussion of Critical Accounting Policies and Estimates

Impairment of Goodwill and Other Intangible Assets, page 44

3.
We note on page 76 that your goodwill evaluation resulted in fair values that exceeded each segment’s carrying value as of March 31, 2010 and 2009.  To the extent that any of your reporting units have an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose in future filings:

•	The percentage by which fair value exceeded carrying value as of the most recent step-one test;
•	The amount of goodwill allocated to each reporting unit;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainty associated with the key assumptions; and
•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if your reporting units are not at risk of failing step-one please disclose this in future filings.

Response

Compuware’s products, application services and web performance services reporting units were not at risk of failing step one of our goodwill impairment analysis.  Compuware’s professional services reporting unit was the only reporting unit where the estimated fair value was not substantially in excess of the carrying value and was potentially at risk of failing step one of the goodwill impairment analysis:

Reporting Unit	Goodwill allocation as of March 31, 2010	Percentage Fair Value exceeds Carrying Value
Professional Services	$ 141,426,000	11%

We believed the risk of future goodwill impairment for the professional services reporting unit was low at March 31, 2010 due to the actions taken by management to improve the reporting unit’s fiscal 2010 actual and fiscal 2011 budgeted contribution margin.  Our assessment has not changed as of December 31, 2010 as there has been no triggering event during the first nine months of fiscal 2011.

To estimate the fair value of our reporting units we use a discounted cash flow analysis and a market comparable value analysis. The key assumptions in the discounted cash flow analysis are forecasts for revenue growth rate, profitability, capital investment and weighted average cost of capital.  We determine revenue growth rate, profitability and capital investment from the historical operation and future plans management has for the business.  These plans for the future are based assumptions derived from market and specific business knowledge.  Further the weighted average cost of capital uses industry comparable betas as its key assumption.

The key assumptions in the market comparable value analysis are peer group selection and application of this peer group to the respective reporting unit.  Management research and knowledge of the market is used to make the peer group selection and application.

There is a high degree of uncertainty regarding management’s forecast for the reporting units as market developments for both customers and competitors can affect actual results.   There can also be uncertainty regarding management’s selection of peer companies as an exact match of peer companies may not exist.

The events and circumstances that could affect our key assumptions for the professional services reporting unit and the analysis of fair value include the following:

•	Our ability to achieve sales productivity at a level to achieve the profitability in the forecast period.
•	Failure of our billable staff to meet their utilization or rate targets.
•	Our ability to hire and retain sales, technology and management personnel.
•	Future negative changes in the United States and global economies.
•	Increased competition and pricing pressures within the professional services market.

In future filings beginning with the Form 10-Q for the quarter ending December 31, 2010, we will expand our disclosure to include the items listed in the staff’s question within the “Management’s Discussion of Critical Accounting Policies and Estimates” section.  In addition, we will include a statement that we believe our products, application services and web performance services reporting units are not at risk of failing step one of the goodwill impairment analysis.

Item 8.  Financial Statements and Supplementary Data

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 58

4.
We note you have early adopted ASU No. 2009-13.  Please describe the significant factors, inputs, assumptions, and methods used to determine the estimated selling price.  As part of your response, tell us how you considered disclosing your methods for determining estimated selling price in accordance with ASC 605-25-50-2(e).

Response

The adoption of ASU No. 2009-13 did not have a material effect on our financial results as this standard applied to only two transactions with a total contract value of $2.2 million during the fiscal year ended March 31, 2010.  To date, the only arrangements affected by the adoption of ASU No. 2009-13 are arrangements in which we include non-software hosting service (where a customer does not have the contractual right to take possession of the software or it is not feasible for the customer to run the software on its own hardware as defined in ASC 985-605-55-119) with software deliverables (i.e. a software license with maintenance and product related services as defined in ASC 985-605) in a single arrangement.  We use the guidance from ASU No. 2009-13 to allocate revenue between the hosting service (non-software) and software deliverables. After allocating arrangement consideration to the software deliverables in accordance with ASU 2009-13, we then use the guidance in ASC 605-985 to allocate the arrangement consideration between the various software deliverables as ASU No. 2009-13 does not apply to multiple-deliverable arrangements within the scope of another topic.

We currently are unable to establish vendor specific objective evidence (“VSOE”) or third party evidence for our hosting service or software deliverables, therefore we use management’s best estimate of selling price. Management’s best estimate of selling price for the hosting deliverables is based upon the price the hosting is sold for separately, which is consistent with the price stated in the contract as we have evidence that customers actually renew at this price. For the software deliverables, management’s best estimate of selling price is determined by using the prices of software deliverables sold separately taking into consideration geography, transaction size, and actual price charged.  As our, or our competitors’, pricing and go-to-market strategies evolve, we may modify our pricing practices in the future, which could result in changes to our determination of VSOE, third party evidence and estimate selling price.

As the amount of revenue associated with the aforementioned arrangements is immaterial to our results of operations as of March 31, 2010, we did not provide expanded disclosure in Item 8 as outlined in ASC 605-25-50-2(e).  We will continue to assess the materiality of these arrangements on our consolidated financial statements to determine if expanded disclosure is required.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed July 14, 2010)

Security Ownership of Management and Major Shareholders, page 7

5.
Please tell us the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities, such as The Vanguard Group, Inc. and Dodge & Cox.  See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.  Confirm that you will provide this information in future filings.

Response

To the extent specific information relating to persons who have or share voting or investment power with the legal entities was disclosed on Schedule 13D or 13G filed by such legal entities, we have included such information in our Definitive Proxy Statement on Schedule 14A.  We will continue to monitor filings by our 5% shareholders and will include such additional information to the extent it is disclosed by our shareholders on Schedule 13G or 13D.

Item 11.  Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed July 14, 2010)

Compensation Committee Report, page 26

6.
It appears that Mr. Romney served on the Compensation Committee during fiscal 2010.  Please explain why Mr. Romney’s name does not appear below the required disclosure in the Compensation Committee report.  Refer to Item 407(e)(5)(ii) of Regulation S-K and Question 133.07 of the Regulation S-K Compliance and Disclosure Interpretations.

Response

Mr. Romney's name was excluded in accordance with Item 407(e)(5)(ii), which requires a listing of the names of the compensation committee members at the time the proxy is filed.  In addition to the requirements of the rule, the Staff's CDI 133.07 indicates that the members of the compensation committee (or the full board) who participated in the review, discussions and recommendation with respect to the Compensation Discussion and Analysis must be identified and that former committee members who remain on the board may need to be named.  However, Mr. Romney, as a former committee member, did not participate in a review, discussion or recommendation with respect to the Compensation Discussion and Analysis other than in the context of approval of the proxy statement as a whole with the full board, and had no responsibility to do so under the rule as adopted.

Item 13.  Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed July 14, 2010)

Related Party Transactions, page 35

7.
You do not appear to have provided disclosure fully responsive to Item 404(b) of Regulation S-K.  In this regard, while we note that your code of conduct requires transactions between the company and its executive officers and directors to be approved by the Audit Committee, it is not clear what standards apply (and whether the company permits de minimis exceptions), how such transactions are identified, and whether your approval policy is in writing.  Accordingly, please enhance your disclosure to provide the information required by Items 404(b)(1) and (2) of Regulation S-K.

Response

We will enhance our disclosure in future proxy filings to provide additional information as requested in the following form with changes based on the relative facts and circumstances:

Transactions between the Company and its executive officers and directors are subject to the limitations on conflicts of interest contained in the Company’s Codes of Conduct. To the extent any such transactions are proposed, they are subject to approval by the Audit Committee of the Board of Directors in accordance with the Audit Committee’s charter, applicable law and applicable NASDAQ rules, which require that any such transactions required to be disclosed in the Company’s proxy statement be approved by a committee of independent directors of the Company’s Board of Directors.  The Audit Committee charter specifically references the Committee’s responsibility to approve such transactions but the approval policy is not formally reduced to writing.  The Audit Committee carries out its responsibility to review and approve related party transactions according to a regular approval process as described below.

A list of related parties and continuing related party transactions is compiled annually by the Company based in part upon responses to the annual Directors and Officers Questionnaire.  The Audit Committee annually reviews and approves these continuing related party transactions and ratifies immaterial and ordinary course transactions from the prior fiscal year.  In addition, the Chief Financial Officer and her staff in the course of their duties identify proposed transactions with related parties.  Those that involve payments in excess of an immaterial amount that are not: (i) ordinary sales of the Company’s products and services at standard prices; or (ii) purchases of an immaterial amount of goods and services by the Company at standard prices, are submitted to the Audit Committee for approval prior to execution.  Related party transactions that are immaterial or ordinary course are reported on a quarterly basis to the Audit Committee by the Chief Financial Officer.

Signatures

8.
The signature page does not indicate the officer who is signing as the company’s controller or principal accounting officer.  Note that any person who occupies more than one of the specified positions needs to indicate each capacity in which signatures are provided.  See General Instructions D.2 of Form 10-K.

Response

Laura L. Fournier, who signed the “Signatures” page in our Form 10-K for fiscal 2010 as our Principal Financial Officer, is also the Company’s Principal Accounting Officer.  We will add “Principal Accounting Officer” to Ms. Fournier’s title in future filings.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in all Company filings.  We understand that neither the staff’s comments nor changes we make to our disclosure in response to staff comments foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (313) 227-7300 with any questions or if we can be of any assistance.

Very truly yours,

/s/ Laura L. Fournier

Laura L. Fournier
Chief Financial Officer
Compuware Corporation